31.2% YoY	18.8% YoY 4.0% QoQ	21.5%	11.5% YoY	$2.7 bn
CC Digital growth	CC Revenue growth	Operating margin	Increase in EPS (₹ terms)	Large deal TCV

Revenue Growth- Q2 23

	Reported	CC
QoQ growth (%)	2.5%	4.0%
YoY growth (%)	13.9%	18.8%

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Reported	CC
Digital	2,817	2,710	2,243	25.6	31.2
Core	1,738	1,734	1,755	(1.1)	3.0
Total	**4,555**	**4,444**	**3,998**	**13.9**	**18.8**
Digital Revenues as % of Total Revenues	*61.8*	*61.0*	*56.1*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Reported	CC
Financial services	30.5	30.6	32.3	7.6	11.5
Retail	14.2	14.5	14.6	10.6	15.4
Communication	12.3	13.0	12.4	13.3	18.4
Energy, Utilities, Resources & Services	12.3	12.4	11.8	18.6	24.3
Manufacturing	12.8	12.1	10.9	34.0	45.0
Hi-Tech	8.2	8.2	8.5	9.2	9.9
Life Sciences	6.7	6.5	7.1	7.6	10.3
Others	3.0	2.7	2.4	44.3	56.6
Total	**100.0**	**100.0**	**100.0**	**13.9**	**18.8**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Reported	CC
North America	62.5	61.8	61.9	15.0	15.6
Europe	24.7	25.0	24.8	13.8	28.5
Rest of the world	9.9	10.6	10.7	4.7	11.9
India	2.9	2.6	2.6	28.5	36.4
Total	**100.0**	**100.0**	**100.0**	**13.9**	**18.8**

Client Data

	Quarter ended		
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
Number of Clients			
Active	1,779	1,778	1,714
Added during the period (gross)	103	106	117
Number of million dollar clients*			
1 Million dollar +	895	877	841
10 Million dollar +	281	278	270
50 Million dollar +	77	69	62
100 Million dollar +	39	38	35
Client contribution to revenues			
Top 5 clients	12.6%	13.0%	11.4%
Top 10 clients	20.2%	20.8%	19.4%
Top 25 clients	35.3%	36.3%	35.4%
Days Sales Outstanding*	65	63	66

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
Effort			
Onsite	24.4	24.3	23.6
Offshore	75.6	75.7	76.4
Utilization			
Including trainees	76.6	77.6	84.1
Excluding trainees	83.6	84.7	89.2

Employee Metrics

(Nos.)

	Quarter ended		
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
Total employees	3,45,218	3,35,186	2,79,617
S/W professionals	3,28,146	3,18,447	2,64,918
Sales & Support	17,072	16,739	14,699
Voluntary Attrition % (LTM - IT Services)	27.1%	28.4%	20.1%
% of Women Employees	39.3%	39.3%	39.1%
Revenue per Employee - Consolidated (In US $ K)	55.5	56.9	57.3

Cash Flow

In US $ million

	Quarter ended		
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
Free cash flow (1)	589	656	712
Consolidated cash and investments (2)	4,785	4,414	4,418

In ₹ *crore*

	Quarter ended		
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021
Free cash flow (1)	4,752	5,106	5,272
Consolidated cash and investments (2)	38,921	34,854	32,801

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2022	Sep 30, 2021	Growth % Q2 23 over Q2 22	Jun 30, 2022	Growth % Q2 23 over Q1 23
Revenues	**4,555**	**3,998**	**13.9**	**4,444**	**2.5**
Cost of sales	3,170	2,675	18.5	3,144	0.8
Gross Profit	**1,385**	**1,323**	**4.7**	**1,300**	**6.5**
Operating Expenses:					
Selling and marketing expenses	185	167	10.8	193	(4.1)
Administrative expenses	221	215	2.8	219	0.9
Total Operating Expenses	**406**	**382**	**6.3**	**412**	**(1.5)**
Operating Profit	**979**	**941**	**4.0**	**888**	**10.3**
Operating Margin %	***21.5***	***23.6***	***(2.1)***	***20.0***	***1.5***
Other Income, net[1]	65	65	0.0	80	(18.8)
Profit before income taxes	**1,044**	**1,006**	**3.8**	**968**	**7.9**
Income tax expense	295	272	8.5	279	5.7
Net Profit (before minority interest)	**749**	**734**	**2.1**	**689**	**8.7**
Net Profit (after minority interest)	**748**	**733**	**2.2**	**689**	**8.7**
Basic EPS ($)	**0.18**	**0.17**	**2.5**	**0.16**	**8.7**
Diluted EPS ($)	**0.18**	**0.17**	**2.6**	**0.16**	**8.7**
Dividend Per Share ($)[2]	**0.20**	**0.20**	**0.6**	**-**	**-**

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Sep 30, 2022	Sep 30, 2021	Growth %
Revenues	**8,999**	**7,780**	**15.7**
Cost of sales	6,315	5,184	21.8
Gross Profit	**2,684**	**2,596**	**3.4**
Operating Expenses:			
Selling and marketing expenses	378	336	12.5
Administrative expenses	439	423	3.8
Total Operating Expenses	**817**	**759**	**7.6**
Operating Profit	**1,867**	**1,837**	**1.6**
Operating Margin %	***20.7***	***23.6***	***(2.9)***
Other Income, net[1]	145	142	2.1
Profit before income taxes	**2,012**	**1,979**	**1.7**
Income tax expense	574	540	6.3
Net Profit (before minority interest)	**1,438**	**1,439**	**(0.1)**
Net Profit (after minority interest)	**1,437**	**1,437**	**0.0**
Basic EPS ($)	**0.34**	**0.34**	**0.8**
Diluted EPS ($)	**0.34**	**0.34**	**0.8**
Dividend Per Share ($)[2]	**0.20**	**0.20**	**0.6**

[1] *Other income is net of Finance Cost*
[2] *USD/INR exchange rate of 82.00 considered for Q2'23*

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2022	Sep 30, 2021	Growth % Q2 23 over Q2 22	Jun 30, 2022	Growth % Q2 23 over Q1 23
Revenues	**36,538**	**29,602**	**23.4**	**34,470**	**6.0**
Cost of sales	25,412	19,806	28.3	24,369	4.3
Gross Profit	**11,126**	**9,796**	**13.6**	**10,101**	**10.1**
Operating Expenses:					
Selling and marketing expenses	1,486	1,235	20.3	1,493	(0.5)
Administrative expenses	1,767	1,589	11.2	1,694	4.3
Total Operating Expenses	**3,253**	**2,824**	**15.2**	**3,187**	**2.1**
Operating Profit	**7,873**	**6,972**	**12.9**	**6,914**	**13.9**
Operating Margin %	***21.5***	***23.6***	***(2.1)***	***20.1***	***1.4***
Other Income, net[1]	518	476	8.8	620	(16.5)
Profit before income taxes	**8,391**	**7,448**	**12.7**	**7,534**	**11.4**
Income tax expense	2,365	2,020	17.1	2,172	8.9
Net Profit (before minority interest)	**6,026**	**5,428**	**11.0**	**5,362**	**12.4**
Net Profit (after minority interest)	**6,021**	**5,421**	**11.1**	**5,360**	**12.3**
Basic EPS (₹)	**14.35**	**12.88**	**11.5**	**12.78**	**12.3**
Diluted EPS (₹)	**14.34**	**12.85**	**11.6**	**12.76**	**12.3**
Dividend Per Share (₹)	**16.50**	**15.00**	**10.0**	**-**	**-**

Consolidated statement of Comprehensive Income for six months ended,

(Extracted from IFRS Financial Statement)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2022	Sep 30, 2021	Growth %
Revenues	**71,008**	**57,498**	**23.5**
Cost of sales	49,781	38,312	29.9
Gross Profit	**21,227**	**19,186**	**10.6**
Operating Expenses:			
Selling and marketing expenses	2,979	2,483	20.0
Administrative expenses	3,462	3,128	10.7
Total Operating Expenses	**6,441**	**5,611**	**14.8**
Operating Profit	**14,786**	**13,575**	**8.9**
Operating Margin %	***20.8***	***23.6***	***(2.8)***
Other Income, net[1]	1,139	1,048	8.7
Profit before income taxes	**15,925**	**14,623**	**8.9**
Income tax expense	4,537	3,994	13.6
Net Profit (before minority interest)	**11,388**	**10,629**	**7.1**
Net Profit (after minority interest)	**11,381**	**10,616**	**7.2**
Basic EPS (₹)	**27.13**	**25.11**	**8.1**
Diluted EPS (₹)	**27.10**	**25.06**	**8.1**
Dividend Per Share (₹)	**16.50**	**15.00**	**10.0**

[1] *Other income is net of Finance Cost*

As the quarter and six months ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the six months ended figures reported in this statement